UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

127 88 15

DIVISION OF
MARKET REGULATION

Act	Securities Exchange Act of 1934
Section	240.17a-5
Rule	17a-5
Public Availability	Jan 16, 2004

04005655

January 9, 2004

PROCESSED
FEB 11 2004
THOMSON
FINANCIAL

Mr. Gary P. Watson
Chief Financial Officer
Eisner Retirement Solutions LLC
750 Third Avenue
New York, NY 10017-2703

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Watson:

This is in response to your letter dated December 19, 2003, in which you request on behalf of Eisner Retirement Solutions LLC ("Firm") an exemption from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the Firm's fiscal year ending January 31, 2004.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on October 21, 2003. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose January 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of January 31, 2004. Because the Firm's registration with the Commission became effective on October 21, 2003, you have requested an exemption for the Firm from filing annual audit reports for the year-ended January 31, 2004.

Based on the foregoing facts and representations, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of January 31, 2004. However, the annual report for the year ending January 31, 2005, must cover the entire period from October 21, 2003, the effective date of the Firm's registration with the Commission.

123694

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Mark M. Attar
Special Counsel

cc: Marc Voltz, NASD

MMA/rg

Rachael

SECURITIES AND EXCHANGE COMMISSION
DEC 30 2003
DIVISION OF MARKET REGULATION

Eisner Retirement Solutions LLC
750 Third Avenue
New York, NY 10017-2703

December 19, 2003

Mr. Thomas McGowan
Securities and Exchange Commission
Division of Market Regulation
450 Fifth Avenue N.W.
Washington, DC 20549

Re: Request to Defer Initial Financial Statement Audit

Dear Ms. Hoskins:

Eisner Retirement Solutions ("ERS") received its broker/dealer license on October 20, 2003 and its fiscal year ends on January 31, 2004. ERS dose not expect to generate any revenue during this 103-day period. In fact, significant revenue generation will probably not occur until mid-way through the company's fiscal year ending January 31, 2005.

Due to the short period of time that ERS has been licensed to do business as a broker/dealer combined with the limited business activity that will occur by year-end, we hereby request a deferment of the company's initial financial statement audit until January 31, 2005.

Please call me at (212) 891-4074 if you have any questions.

Sincerely,

Gary P. Watson

Gary P. Watson
Chief Financial Officer

cc: Ms. Iris Hoskins
Core Examiner
NASD New York District Office
One Liberty Plaza
New York, NY 10006

Organization Registration Status

Organization CRD#: 126818	**Organization Name: EISNER RETIREMENT SOLUTIONS LLC**
Organization SEC#: 8-65944	**Applicant Name: EISNER RETIREMENT SOLUTIONS LLC**
View IA Record	

SEC / Jurisdiction / NASD	Registration Status	Status Effective Date
SEC	Approved -	10/21/2003
NASD	Approved -	10/21/2003

SEC / SRO / Jurisdiction	Registration Status	Status Effective Date
SEC	Approved -	10/21/2003
NASD	Approved -	10/21/2003
CT	Approved -	10/23/2003
NJ	Approved -	10/29/2003
NY	Approved -	10/14/2003